Filed by: Algonquin Power Income Fund

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Algonquin Power Income Fund

SEC Correspondence File Number: 333-141569

THE FOLLOWING IS A PRESS RELEASE ISSUED BY ALGONQUIN POWER

INCOME FUND ON AUGUST 17, 2009.

PRESS RELEASE

For Immediate Release

ALGONQUIN POWER ANNOUNCES DEBENTUREHOLDER APPROVAL OF EXTRAORDINARY RESOLUTION IN RESPECT OF DEBENTURE EXCHANGE TRANSACTION

TORONTO, ONTARIO – August 17, 2009 – Algonquin Power Income Fund (the “Fund”) (TSX: APF.UN) announced today that holders (“Debentureholders”) of the Fund’s Series 1 and Series 2 convertible debentures (the “Debentures”) passed an extraordinary resolution to approve an amendment to the Fund’s trust indenture in respect of the Debentures that will facilitate the previously announced proposed Debenture exchange.

The extraordinary resolution approved by Debentureholders was disclosed in Schedule “A” to the information circular of the Fund dated June 23, 2009 previously mailed to Debentureholders subject to some minor amendments presented at the meeting which were made to provide Debentureholders with an additional choice in a compulsory acquisition following a recommended offer.

The amendments to the extraordinary resolution allow Debentureholders who do not tender their securities to a recommended offer the right to elect to be paid the consideration for their Debentures in shares (or, where there is a limit on the number of shares that may be issued under the election, a pro rata number of shares and the balance in debentures) or debentures, failing which election, such Debentureholders shall be paid for their Debentures in shares (or, where there is a limit on the number of shares that may be issued under the election, a pro rata number of shares and the balance in debentures).

The extraordinary resolution was approved by approximately 98.5% of the votes cast by Debentureholders present in person or represented by proxy at the meeting. The approved amendment to the Fund’s trust indenture in respect of the Debentures, among other things, reduces the threshold for completion of a compulsory acquisition in connection with the proposed Debenture exchange previously announced on June 12, 2009.

The Fund’s unitholders approved a similar extraordinary resolution to amend the Fund’s declaration of trust in respect of its units on July 27, 2009.

It is anticipated that the exchange offers will be mailed to unitholders and Debentureholders in early September 2009. Completion of the transaction is subject to receipt of certain regulatory approvals, including the approval of the Toronto Stock Exchange. Provided these and all other conditions precedent to completion of the transaction are satisfied or waived, the transaction is expected to close in early October, 2009.

ABOUT ALGONQUIN POWER INCOME FUND

Algonquin Power Income Fund owns and operates a diverse portfolio of approximately $1 billion of clean, renewable power generation and sustainable utility infrastructure assets across North America. The Fund’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400 MW of installed capacity and the Fund provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility companies. Algonquin Power Income Fund’s trust units and convertible debentures are traded on the Toronto Stock Exchange under the symbols APF.UN, APF.DB and APF.DB.A. Visit Algonquin Power Income Fund on the web at www.AlgonquinPower.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin”). In connection with the proposed transaction, Hydrogenics initially filed on July 13, 2009 a registration statement on Form F-4 containing a preliminary take-over bid circular/prospectus with the U.S. Securities and Exchange Commission (“SEC”). Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKE-OVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final takeover bid circular will be mailed to Algonquin’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, Attn: Investor Relations, (905) 361-3660.

For further information: Kelly Castledine, Telephone: (905) 465-4500, Algonquin Power Income Fund, 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.